Exhibits

Exhibit 12

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

(IN THOUSANDS OF DOLLARS, EXCEPT RATIO DATA)

	YEAR ENDED
	Dec. 25, 2005	Dec. 26, 2004	Dec. 28, 2003	Dec. 29, 2002	Dec. 30, 2001
FIXED CHARGES COMPUTATION

INTEREST EXPENSE:
NET INTEREST EXPENSE	$90,749	$49,850	$68,715	$74,251	$98,872
PLUS CAPITALIZED INTEREST	6,866	4,746	2,079	718	1,961

GROSS INTEREST EXPENSE	97,615	54,596	70,794	74,969	100,833
PROPORTIONATE SHARE OF INTEREST EXPENSE OF 50% OWNED PERSONS

INTEREST COMPONENT OF RENT EXPENSE	8,738	8,141	8,190	8,243	8,613

TOTAL FIXED CHARGES	$106,353	$62,737	$78,984	$83,212	$109,446

EARNINGS COMPUTATION

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES, DISCONTINUED OPERATIONS AND CUMMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE OF UNCONSOLIDATED COMPANY	$384,260	$456,387	$424,818	$412,091	$278,906

ADD: FIXED CHARGES	106,353	62,737	78,984	83,212	109,446
LESS: CAPITALIZED INTEREST	(6,866)	(4,746)	(2,079)	(718)	(1,961)

ADD: DISTRIBUTIONS IN EXCESS OF (LESS THAN) EARNINGS OF INVESTEES	(36,977)	(25,674)	(23,855)	39,608	19,624

TOTAL EARNINGS AS ADJUSTED	$446,770	$488,704	$477,868	$534,193	$406,015

RATIO OF EARNINGS TO FIXED CHARGES	4.2:1	7.8:1	6.1:1	6.4:1	3.7:1